QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121
www.qualcomm.com

June 21, 2018

Mr. Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Office of Telecommunications
United States Securities and Exchange Commission
Washington, DC 20549

Re:	QUALCOMM Incorporated
Form 10-K for the Fiscal Year Ended September 24, 2017
Filed November 1, 2017
Form 10-Q for the Fiscal Quarter Ended March 25, 2018
Filed April 25, 2018
File No. 000-19528
Response dated May 31, 2018
Dear Mr. Littlepage:
QUALCOMM Incorporated (“Qualcomm” or the “Company”) hereby responds to the comment letter dated June 11, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings and response. To assist your review, the Company has set forth below the Staff’s comment (in bold) followed by the Company’s response.
Form 10-K for the Fiscal Year Ended September 24, 2017
Critical Accounting Estimates
Legal and Regulatory Proceedings, page 53

1.
Please revise to more fully describe the specific factors that make it more difficult to reasonably estimate possible losses associated with antitrust and trade regulation investigations. For example, consider incorporating some of the information from the introductory note of your response dated May 31, 2018.

Response:
The Company will comply with the comment in future filings. The Company intends to expand the disclosure in both (i) the “Critical Accounting Estimates” section of the Management Discussion and Analysis of Financial Condition and Results of Operation in future Annual Reports on Form 10-K and (ii) the Commitments and Contingencies note to the financial statements included in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to more fully describe the specific factors that make it more difficult to reasonably estimate possible losses associated with antitrust and trade regulation investigations,

Mr. Littlepage
RE: Qualcomm Incorporated
June 21, 2018

including applicable information (as it may be updated) from the introductory note of the Company’s response dated May 31, 2018.
Respectfully submitted,

QUALCOMM Incorporated

By: /s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer

cc:	Donald J. Rosenberg
Executive Vice President, General Counsel and Corporate Secretary

Cameron Jay Rains
Partner, Global Co-CEO and Americas Co-Chairman, DLA Piper LLP (U.S.)